EXHIBIT 99.1

NANOBIOTIX to Announce Third Quarter 2022 Financial Results on November 9, 2022

Conference Call and Webcast to be Held at 8:00 AM ET / 2:00 PM CET on November 10, 2022

PARIS and CAMBRIDGE, Mass., Oct. 27, 2022 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that it will report its financial results for the third quarter ended September 30, 2022, on Wednesday, November 9, 2022, after the close of the US market.

The announcement will be followed by a conference call and live audio webcast on Thursday, November 10, 2022, at 8:00 AM ET / 2:00 PM CET. During the call, Laurent Levy, chief executive officer, and Bart Van Rhijn, chief financial officer, will briefly review the Company’s third quarter results and provide an update on business activities before taking questions from participants.

A live webcast of the call may be accessed by visiting the investors section of the company’s website at www.nanobiotix.com. Participants may register for the call here. They will be able to join the call via dial-in or one-click dial-out. It is recommended to join 10 minutes prior the event start.

Participants are invited to email their questions in advance to investors@nanobiotix.com.

A replay of the webcast will be available shortly after the conclusion of the call and will be archived on the company's website.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company is leveraging its proprietary nanoparticle platform, including its lead product candidate, radiotherapy-activated NBTXR3, to develop a pipeline of therapeutic options designed to enhance local and systemic control of solid tumors with an initial focus on the treatment of head and neck cancers.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Kate McNeil SVP, Investor Relations +1 (609) 678-7388 investors@nanobiotix.com
Media Relations
FR – Ulysse Communication Pierre-Louis Germain + 33 (0) 6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com